UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




Application of Northeast                )
Utilities, The Connecticut Light        )
and Power Company, Western              )
Massachusetts Electric Company          )
Holyoke Water Power Company             )
Northeast Utilities Service Company     )
of North Atlantic Energy Company        )    CERTIFICATE PURSUANT TO
Transaction, The Public Service         )
Company of New Hampshire, NU            )
Enterprises, Inc., Northeast            )    RULE 24 UNDER THE PUBLIC
Generation Company, Northeast           )
Generation Service Company, Select      )    UTILITY HOLDING COMPANY
Energy, Inc., Mode 1 Communications,    )
Inc., Yankee Gas Services Company       )    ACT OF 1935
Yankee Energy Financial Services        )
Company, Yankee Energy Services         )
Company, NorConn Properties, Inc.,      )
R. M. Services,  Inc., Yankee Energy    )
System, Inc.                            )
on Form U-1                             )
File No. 70-9755                        )



Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended, Northeast Utilities hereby certifies that effective June 30, 2001, R.M. Services Inc., an indirect subsidiary of Northeast Utilities, authorized to participate in the Money Pool for Northeast Utilities System companies (the "Money Pool") in Commission order 35-27328 (December 28, 2000), is no longer a participant in the Money Pool. The Proposed Terms of the Money Pool reflecting such change are attached as Exhibit A.2.

                                   SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the applicants have duly caused this Certificate to be signed on their behalf by the undersigned hereunto duly authorized.



Northeast Utilities
The Connecticut Light and Power Company
Western Massachusetts Electric Company
Public Service Company of New Hampshire
Holyoke Water Power Company
Northeast Nuclear Energy Company
North Atlantic Energy Corporation
The Rocky River Realty Company
The Quinnehtuk Company
NU Enterprises, Inc.
Northeast Generation Company
Northeast Generation Service Company
Select Energy, Inc.
Mode 1 Communications, Inc.
HEC Inc.
Yankee Energy System, Inc.
Yankee Gas Services, Inc.
Yankee Financial Services, Inc.
Yankee Energy Services Company
NorConn Properties, Inc.


                                                  By:    /s/ David R. McHale
                                                  Name:  David R. McHale
                                                  Title: Vice President and
                                                     Treasurer of Northeast
                                                     Utilities
                                                      Service Company, Agent
                                                      for the above.



Dated:  July 2, 2001.